Exhibit 95

Mine Safety Disclosure

The following disclosure is provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977.

The table that follows reflects citations, orders, violations and proposed assessments issued by the Mine Safety and Health Administration (the “MSHA”) to M-I LLC, which, following Schlumberger’s acquisition of Smith International, Inc., is an indirect wholly-owned subsidiary of Schlumberger. The disclosure is with respect to the year ended December 31, 2012. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by the MSHA at www.MSHA.gov.

Full Year 2012

Mine or Operating Name/MSHA Identification Number	Section 104 S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Proposed MSHA Assessments(1)		Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Amelia Barite Plant/1600825	0	0	0	0	0	$507	*	0	N	N	0	0	0
Battle Mountain Grinding Plant/2600828	1	0	0	0	0	$9,076		0	N	N	2	1	0
Galveston GBT Barite Grinding Plant/4104675	0	0	0	0	0	$400		0	N	N	0	0	0
Greybull Milling Operation/4800602	2	0	0	0	0	$12,843		0	N	N	0	0	0
Greybull Mining Operation/4800603	1	0	0	0	0	$593		0	N	N	0	0	0
Greystone Mine/2600411	3	0	0	0	0	$1,001	*	0	N	N	0	0	0
MI SWACO-Alpine/4104829	2	0	0	0	0	$2,020		0	N	N	0	0	0
MI SWACO-Brownsville Grinding Plant/4103033	3	0	0	0	0	$2,532	**	0	N	N	0	0	0

(1)	Amounts included are the total dollar value of proposed or outstanding assessments received from MSHA on or before December 31, 2012 regardless of whether the assessment has been challenged or appealed, for citations and orders occurring during the full year 2012. Citations and orders can be contested and appealed, and as part of that process, are sometimes reduced in severity and amount, and sometimes dismissed. The number of citations, orders, and proposed assessments vary by inspector and also vary depending on the size and type of the operation.

* As of December 31, 2012, the MSHA had not yet proposed assessments for some citations relating to this entry, as follows: two Section 104(a) citations at Amelia Barite Plant; and 18 Section 104(a) citations at Greystone Mine, 14 of which have since been assessed during 2013 for a total of $1,478.

** This amount includes $925 corresponding to three citations that were issued in connection with an October 31, 2012 inspection. For purposes of this table, we have assumed, but are not able to confirm, that the assessments were made during 2012.